                                 MIM Corporation
                               100 Clearbrook Road
                               Elmsford, NY 10523


                                                      January 21, 2005


VIA FACSIMILE AND EDGAR
-----------------------

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, DC  20549


Attention: Mary K. Fraser
           Division of Corporate Finance


     RE: MIM CORPORATION
         REGISTRATION STATEMENT ON FORM S-4
         FILE NO. 333-119098
         ----------------------------------

Ladies and Gentlemen:

         MIM Corporation, a Delaware corporation ("MIM"), will file amendment no. 4 to its Registration Statement on Form S-4 (File No. 333-119098) with the Securities and Exchange Commission (the "Commission") at or before 8:30 a.m., Washington, D.C. time, on Wednesday, January 26, 2005. Pursuant to Rule 461 under the Securities Act of 1933, as amended, MIM hereby requests acceleration of the effective date of its Registration Statement to 9:00 a.m., Washington, D.C. time, on Wednesday, January 26, 2005, or as soon thereafter as practicable.

         MIM hereby acknowledges that:

         o Should the Commission or the Staff, acting pursuant to delegated authority, declare MIM's filing effective, it does not foreclose the Commission from taking any actions with respect to the filing;

         o The action by the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve MIM from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o MIM may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Securities and Exchange Commission
January 21, 2005
Page 2


         Please call Paul Prince of King & Spalding LLP at (212) 556-2314 if you have any questions.

                                            MIM CORPORATION

                                            /s/ Barry A. Posner
                                            -----------------------------
                                            Barry A. Posner
                                            Executive Vice President,
                                            Secretary and General Counsel



cc:      E. William Bates, II
         Paul G. Prince
         King & Spalding LLP

         Jean M. Davis
         Mark D. Williamson
         Gray, Plant, Mooty, Mooty & Bennet, P.A.



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